EXHIBIT 99.1

Bezeq The Israel Telecommunication Corporation Ltd.

(the "Company” or "Bezeq")

To:	To:
The Israel Securities Authority	The Tel Aviv Stock Exchange Ltd.

Immediate Supplementary Report – Dismissal of Motion for Further Hearing (Verdnikov)

Further to the Company’s immediate report of April 6, 2017 regarding the filing of a motion for a further hearing on the Supreme Court's ruling which dismissed two appeals on a ruling of the Tel Aviv District Court (Economic Department), which dismissed two (consolidated) motions to certify derivative actions concerning the distribution of dividends and loans of the Company, immediate supplementary notification is hereby provided that on August 30, 2017, the Company received a Supreme Court decision of the same day denying the motion for a further hearing.

The above information constitutes a translation of the Immediate Report published by the Company. The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.